EXHIBIT 14.1

KIBUSH CAPITAL CORPORATION

Code of Ethics

1. Introduction.

1.1.	The Board of Directors of KIBUSH CAPITAL CORPORATION (together with its subsidiaries, the "Company") has adopted this Code of Ethics and Business Conduct (the "Code") in order to:

(a)	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

(b)

promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the "SEC") and in other public communications made by the Company;

(c)	promote compliance with applicable governmental laws, rules and regulations;

(d)	deter wrongdoing; and

(e)	ensure accountability for adherence to the Code.

1.2.

All directors, officers and employees are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below in Section 7., Reporting and Enforcement.

2. Honest and Ethical Conduct.

2.1.	The Company's policy is to promote high standards of integrity by conducting its affairs honestly and ethically.

2.2.

Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in his or her dealings with the Company's customers, vendors, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job.

3. Conflicts of Interest.

3.1.

A conflict of interest occurs when an individual's private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

3.2.

Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or executive officer are expressly prohibited.

3.3.	Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically approved by the Company.

3.4.	Individual directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest from the Board of Directors.

1

4. Compliance.

4.1.	Employees, officers and directors should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates.

4.2.

Although not all employees, officers and directors are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Chief Executive Officer or the Company's legal counsel.

4.3.

No director, officer or employee may purchase or sell any Company securities while in possession of material non-public information regarding the Company, nor may any director, officer or employee purchase or sell another company's securities while in possession of material non-public information regarding that company. It is against Company policies and illegal for any director, officer or employee to use material non-public information regarding the Company or any other company to:

(a)	obtain profit for himself or herself; or

(b)	directly or indirectly "tip" others who might make an investment decision on the basis of that information.

5. Disclosure.

5.1.

The Company's periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

5.2.

Each director, officer and employee who contributes in any way to the preparation or verification of the Company's financial statements and other financial information must ensure that the Company's books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with the Company's accounting and any any internal audit departments, as well as the Company's independent public accountants and counsel.

5.3.	Each director, officer and employee who is involved in the Company's disclosure process must:

(a)	be familiar with and comply with the Company's disclosure controls and procedures and its internal control over financial reporting; and

(b)

take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

6. Confidentiality. Directors, officers and employees should maintain the confidentiality of information entrusted to them by the Company or by its customers, suppliers or partners, except when disclosure is expressly authorized or is required or permitted by law. Confidential information includes all non-public information (regardless of its source) that might be of use to the Company's competitors or harmful to the Company or its customers, suppliers or partners if disclosed.

2

7. Reporting and Enforcement.

7.1. Reporting and Investigation of Violations.

(a)	Actions prohibited by this code involving directors or executive officers must be reported to the Board of Directors.

(b)	Actions prohibited by this code involving anyone other than a director or executive officer must be reported to the Chief Executive Officer.

(c)	After receiving a report of an alleged prohibited action, the Chief Executive Officer or Board of Directors must promptly take all appropriate actions necessary to investigate.

(d)	All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

7.2. Enforcement.

(a)	The Company must ensure prompt and consistent action against violations of this Code.

(b)

If, after investigating a report of an alleged prohibited action by a director or executive officer, the Board of Directors determines that a violation of this Code has occurred, the Board of Directors will take such preventative or disciplinary action as it deems appropriate, which may include, but shall not be limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

(c)

If, after investigating a report of an alleged prohibited action by anyone other than a director or executive officer, the Chief Executive Officer determines that a violation of this Code has occurred, the Chief Executive Officer, will either (i) take such preventative or disciplinary action as it deems appropriate, which may include, but shall not be limited to, reassignment, demotion, and dismissal, or (ii) refer such incident to the Board of Directors for who review and enforcement in accordance with the provisions of Section 8.2(b).

7.3. Waivers.

(a)

Each of the Board of Directors (in the case of a violation by a director or executive officer) and the Chief Executive Officer (in the case of a violation by any other person) may, in its discretion, waive any violation of this Code.

(b)	Any waiver for a director or an executive officer shall be disclosed as required by SEC rules.

3